

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 30, 2008

Mr. Brent Petterson
Chief Financial Officer
Newcastle Resources, Ltd.
475 Howe Street, Suite 605
Vancouver, British Columbia, CANADA V6C 2B3

> **Re:**   **Newcastle Resources, Ltd.,**
> **formerly known as Pan American Gold Corporation**
> **Form 20-F/A for Fiscal Year Ended December 31, 2007**
> **Filed July 3, 2008**
> **File No. 0-50112**

Dear Mr. Petterson:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A filed July 3, 2008

General

1.　　Please amend your filing to include the most current title page for Form 20-F.　Refer to the instructions for Form 20-F.

Selected Financial Data – calculated in accordance with US GAAP, page 5

2.   Please amend your filing to correct the "Net Income (Loss) for the year" for 2007, which indicates that you had income, rather than a loss, for 2007, calculated in accordance with U.S. GAAP.

Controls and Procedures, page 37

3.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting pursuant to Item 15T(2)(b) of Form 20-F. Also refer to the guidance at Release 33-8934, which may be found at http://www.sec.gov/rules/final/2008/33-8934.pdf.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

4.   Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please further amend the Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Certifications, Exhibit 12.1 and 12.2

5.   Please revise your certifications to comply exactly with the requirements of the Instructions to Item 19 of Form 20-F.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief